GLOBAL WHOLEHEALTH CORPORATION

1402 North Camino Real

San Clemente, California 92672

March 1, 2021

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Kasey Robinson

Global WholeHealth Corporation
Registration Statement on
Form S-1 (File No. 333-252501)

Dear Ms. Robinson:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-1 (the “S-1”) of Global WholeHealth Corporation (the “Company”) be accelerated to March 2, 2021 at 4:00 p.m. Eastern Time or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.  If you have any questions regarding the foregoing, please contact Stephen Mills, Esquire at (615) 476-1151.

*****

Very truly yours,

GLOBAL WHOLEHEALTH CORPORATION

By:	/s/ Charles Strongo
Name: Charles Strongo
Title: Chief Financial Officer

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